FILE NO: 82-3806

05008937

Rentokil Initial

1 June 2005

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 Holding in Company. 6.2 Holding in Company 6.3 Holding in Company 6.4 Holding in Company 6.5 Trading Statement 6.6 Scheme of Arrangement

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 13 2005

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Registered in England No. 224814
Registered Office Felcourt, East Grinstead RH19 2JY

Rentokil Initial PLC - Holding(s) in Company

RNS Number: 0117M
Rentokil Initial PLC
06 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Material

UBS AG London Branch - 2,173,014.

Non Material

UBS Global Asset Management (New York) Inc - 164,325

GAM London Limited - 550,000

UBS Global Asset Management (as a business group) - 190,646,837

UBS Wealth Management and Business Banking - 3,422,176

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
7,643,306

8. Percentage of issued class
0.42%

9. Class of security
Ordinary 1p

10. Date of transaction
27 April 2005

11. Date company informed
6 May 2005

12. Total holding following this notification
196,956,352

13. Total percentage holding of issued class following this notification
10.88%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
6 May 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Rentokil Initial PLC - Holding(s) in Company

RNS Number: 0122M
Rentokil Initial PLC
06 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Clients of Janus Capital Management LLC

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
4,907,224

8. Percentage of issued class
0.27%

9. Class of security
Ordinary 1p

10. Date of transaction

4 May 2005

11. Date company informed
5 May 2005

12. Total holding following this notification
72,105,308

13. Total percentage holding of issued class following this notification
3.98%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
6 May 2005

END

HOLUNSNRVKRVRAR

Rentokil Initial PLC - Holding(s) in Company

RNS Number: 3623M
Rentokil Initial PLC
16 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of holdings of shareholders referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired
3,037,841

6. Percentage of issued class
0.18%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction

11 May 2005

11. Date company informed
16 May 2005

12. Total holding following this notification
55,194,748

13. Total percentage holding of issued class following this notification
3.05%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification
Paul Griffiths

Date of notification
16 May 2005

END

HOLUNONRVARVAAR

Rentokil Initial PLC - Holding(s) in Company

RNS Number: 5877M
Rentokil Initial PLC
20 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	38,090
Bank of New York, London	5,879,855
JP Morgan/Chase, London	172,525,412
Citibank Nominees Ltd, London	3,692,411
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	109,990
HSBC Bank, London	4,311,719
Mellon Bank, London	15,183,520
Merrill Lynch, London	1,637,300
Northern Trust Company, London	6,873,034
Royal Trust Corp of Canada, London	10,687,570
State Street Nominees Ltd, London	29,887,323

5. Number of shares / amount of stock acquired

18,728,574

6. Percentage of issued class

1.03%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

19 May 2005

11. Date company informed

20 May 2005

12. Total holding following this notification

254,069,624

13. Total percentage holding of issued class following this notification

14.03%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification
20 May 2005

END
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Rentokil Initial PLC - Trading Statement

RNS Number: 7733M
Rentokil Initial PLC
26 May 2005

News Release

26th May 2005

TRADING UPDATE FOR THE FOUR MONTHS TO 30TH APRIL 2005

Financial Summary

Trading	for the four months was largely as expected. The year-on-year impact of the significant P&L investments, which have been previously announced, as well as the ongoing challenges of a difficult, price competitive market place, have led to a deterioration in trading results
Turnover	from continuing operations increased by 1.8% at constant 2004 average exchange rates
Profit Before Tax and Amortisation of Customer Lists	from continuing operations, on a comparable provisional IFRS basis, declined by 16.5% at constant 2004 average exchange rates
Contract Portfolio	increased by an annualised £38.3m at constant 2004 average exchange rates
Operating Cash Flow	was in line with the company's expectations
Acquisition Spend	year-to-date, has been c. £33m on fourteen acquisitions

2005 TRADING AND PROSPECTS

Ahead of today's Annual General Meeting, Brian McGowan, non-executive Chairman said: -

'In trading terms, the year has started off largely as expected, with a deterioration in profits compared with the first four months of 2004. This was due to the full effect of the significant increases in the investment in sales, marketing, service, I.T. and H.R. which were progressively fed in from May 2004 as well as the ongoing challenges of a difficult, price competitive market place. These trends are likely to continue into the second half.

Most of the segments with a contract portfolio dimension have a number of business units which are starting to show progress but, in overall terms, these have not yet produced the scale and consistency to make a noticeable difference to the size and shape of the overall contract portfolio.

The benefits of the investments made should start to come through progressively as the second half of 2005 unfolds, although the board remains of the view that the year as a whole is likely to give a weaker performance than in 2004.

The board restates its intention, in the absence of unforeseen circumstances, to recommend an increase in the dividend for 2005 of a further 10% to 7.38 pence per share'.

SEGMENTAL COMMENTARY - CONTINUING OPERATIONS

(All at constant 2004 average exchange rates. Segmental operating profit is on a comparable provisional IFRS basis and before central overheads and amortisation of customer lists)

Hygiene

Total Hygiene turnover grew by 2.4% with operating profit down by 11.3%.

Hygiene Services turnover was up by 2.2% with operating profit down by 11.5%. Contract portfolio net gain was £17.2m, with £11.1m of this coming from acquisitions.

Within the total turnover, washroom was flat, garments increased by 3.2%, floorcare and linen each increased by 2.1%, whilst other hygiene grew by 10.4%.

Turnover grew by 2.7% in continental Europe and by 4.9% in Asia, Pacific and Africa, whilst North America was flat.

In the UK, turnover was flat, although operating profit was significantly lower as management continued to re-organise the business by separating the washroom and floorcare activities from those of linen and garments.

Pest Control turnover was up by 3.2% with operating profit down by 10.9%. Contract portfolio net gain was £2.0m, including £0.2m from acquisitions.

Including the limited benefit of acquisitions, turnover in North America and Asia, Pacific and Africa grew by 16.9% and 7.9% respectively. Continental Europe increased by 2.6%, whereas the UK regressed by 1.1%.

Security

Total Security turnover increased by 4.4% whilst operating profit fell by 11.3%.

Electronic Security turnover grew by 6.7% with operating profit declining by 6.7%. Contract portfolio net gain of £1.5m of which £1.3m came from acquisitions.

Assisted by acquisitions, turnover in continental Europe and the UK increased by 7.1% and 6.4% respectively, whilst the embryonic US business produced organic growth of 6.5%.

Manned Guarding turnover increased by 2.7% whilst operating profit fell by 25.1% with the UK, in particular, where we have recently changed the managing director, experiencing tough market conditions, compounded by the lead up to guard licensing. The contract portfolio showed an organic increase of £6.6m, all of which was organic.

Continental Europe and the UK produced similar levels of turnover growth at 4.8% and 5.2% respectively, whereas North America was flat.

Facilities Management

Total Facilities Management turnover fell by 1.3%, with operating profit falling by 11.4%.

Facilities Management Services turnover fell by 2.6%, the growth in continental Europe, Asia, Pacific and Africa and North America failing to compensate for a 3.8% decline in the core UK business. In very competitive market conditions operating profit fell by 11.5%. The contract portfolio grew by £8.2m without any benefit from acquisitions.

Tropical Plants turnover grew by 3.8%, whilst operating profit fell by 10.6%. Contract portfolio net gain of £3.8m was largely as a result of acquisitions.

All four geographic regions showed turnover growth, specifically North

America 6.3%, Asia, Pacific and Africa 3.5%, the UK 1.0% and continental Europe 0.8%.

Conferencing had an operating profit decline of 11.5% on flat turnover, January, in particular, being very poor with a very slow build-up after the Christmas/New Year break. More encouragingly, subsequent months have shown an improvement, with April much improved on the first quarter. The contract portfolio declined by £1.0m, albeit this does not include a major contract signed with BMW which, however, will not generate billings until 2006.

Parcels Delivery

Following the disposal of the business in Zimbabwe (see below), turnover in the UK business increased by 1.7%, with operating profit falling by 14.5% due, like Conferencing above, to a very slow January compounded by pressure on rates, reduced demand in the I.T. and mobile phone sectors and the continuing trend of an increasing proportion of non-premium, next-day consignments.

OTHER ITEMS

Contract Portfolio. The annualised value of the contract portfolio for continuing operations (based upon unaudited, pro-forma management information) increased by £38.3m in the four month period with £16.1m of this coming from acquisitions.

Acquisitions. In the four month period to 30th April eleven acquisitions were made at a total cost of c. £23m. Since 1st May a further three acquisitions have been made for c. £5m. Aggregate annualised turnover from these fourteen acquisitions in Hygiene, Security and Tropical Plants in the UK, Continental Europe, North America and Asia, Pacific is estimated at c. £23m. The largest single acquisition was that of a leading textile services company in Austria with annualised turnover of c. £11m, this being some four times the size of Rentokil Initial's existing business in that country. In addition to the above, £5.0m has been spent to buy out a minority shareholding in the French textile services business.

Disposals. Agreement has been reached on the sale of a portion of the loss making hospital textiles business in Germany with 2004 turnover of c. £7m (representing some 40% of the activity). We continue to review the future of the remaining 60% of the activities in this sub-segment. Within UK Hygiene, negotiations for the disposal of the linens and garments activities are ongoing. Since 1st May the company has sold its parcels delivery business in Zimbabwe, this business having generated turnover in 2004 of some £4.0m.

Operating Cash Flow has been in-line with our expectations.

New Holding Company. The company is currently on course to complete the formation of the new holding company by the original target date of 1st July 2005. As previously indicated, this process is subject to shareholder approval at meetings to be held immediately following the AGM on 26th May.

International Financial Reporting Standards (IFRS). As previously indicated, we continue to make good progress on the transition to IFRS. There are no further significant developments to report in this area at this stage, other than an improved understanding of the potential effects of the current interpretations of IAS 39, particularly in the context of 'mark to market' adjustments, including those in respect of the option element of the Ashtead convertible loan note.

We expect to present a full reconciliation between the 2004 first half and full year UK GAAP results and the IFRS adjusted results early in the second half of 2005, prior to the scheduled 2005 interim results announcement, which will be on a full IFRS basis.

END

Note - the above statement is made based upon unaudited management accounts, produced on a provisional IFRS compliant basis (but excluding IAS 39 'Financial Instruments: Recognition and Measurement' and other 'mark to market' adjustments) and using the average rates of exchange for foreign currencies for the year 2004, as used in the 2004 Annual Report.

For further information

R C Payne, Finance Director	01342 833022
C D Grimaldi, Corporate Affairs Director	01342 833022
G Ackers, Brunswick Group LLP	020 7404 5959
Alex Mackey, Catullus Consulting	07773 787458

END

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Rentokil Initial PLC - Scheme of arrangement

RNS Number: 8200M
Rentokil Initial PLC
26 May 2005

REG-Rentokil Initial PLC - Scheme of arrangement: Result of Meetings

PROPOSED REORGANISATION OF RENTOKIL INITIAL PLC ('RENTOKIL INITIAL')

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING

Court Meeting

The Board of Rentokil Initial is pleased to announce that, at a meeting of Rentokil Initial shareholders, convened by the High Court of England and Wales (the 'High Court') and held earlier today (the 'Court Meeting'), the proposed scheme of arrangement under section 425 of the Companies Act 1985 (the 'Scheme') to introduce a new listed holding company, Rentokil Initial 2005 plc (to be renamed Rentokil Initial plc upon the Scheme becoming effective) ('New Rentokil Initial'), was duly approved. Details of the Scheme and the notice of the Court Meeting are set out in the circular posted to Rentokil Initial shareholders on 26 April 2005.

The vote was conducted by way of a poll and the results were as follows:

	By number	%	By shareholding	%
Votes in favour	3,700	93.7%	1,130,217,543	99.95%
Votes against	248	6.3%	543,995	0.05%

Extraordinary General Meeting

At an Extraordinary General Meeting of Rentokil Initial shareholders held immediately after the Court Meeting, a special resolution approving various matters to give effect to the Scheme was also duly passed (on a show of hands).

Details of the resolution are contained in the notice of the Extraordinary General Meeting set out in the circular posted to Rentokil Initial Shareholders

on 26 April 2005.

The Scheme remains subject to the satisfaction of certain conditions, including the sanction of the High Court at a hearing expected to be held on 20 June 2005. Subject to the satisfaction of such conditions, the Scheme is expected to become effective on 21 June 2005 and the issued ordinary share capital of New Rentokil Initial is expected to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities at 8.00 a.m. on 21 June 2005. It is also expected that Rentokil Initial ordinary shares will be delisted at that time.

A further announcement will be made following the Court hearing.

For further information please contact:

Rentokil Initial

Roger Payne, Group Finance Director Tel: 01342 830 350
Charles Grimaldi, Investor Relations Tel: 01342 830 228

UBS Investment Bank

Emma Goodrick Tel: 020 7567 8000
Jonathan Bewes Tel: 020 7567 8000

UBS Limited is acting for Rentokil Initial and New Rentokil Initial and no-one else in connection with the Scheme and the proposed reduction of capital of New Rentokil Initial ('Reduction of Capital') and, accordingly, will not be responsible to anyone other than Rentokil Initial and New Rentokil Initial for providing the protections afforded to its clients nor for providing advice in relation to the Scheme or the Reduction of Capital or any other matters referred to in the Listing Particulars, the Scheme Document or herein.

END
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